SHUTTS & BOWEN LLP

300 S. Orange Avenue, Suite 1000

Orlando, Florida 32801-3373

August 30, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Re:

Intertape Polymer Group Inc. (File No. 001-10928)

Form 6-K filed August 13, 2007

Annual Report on Form 40-F for the

Year ended December 31, 2006

Filed April 2, 2007

Dear Mr. Krikorian:

In accordance with your letter dated August 21, 2007, set forth below are Intertape Polymer Group Inc.’s (“Intertape”) responses numbered to correspond to your comments in your letter, a copy of which is attached for your reference.

Form 40-F for Fiscal Year Ended December 31, 2006

Exhibit 4, Certifications

1.

In future filings Intertape will omit the title of the officers in the certifications pursuant to the required format of the certifications set forth in the Instructions to Form 40-F.

Exhibit 2, 2006 MD&A and Audited Annual Financials

Bank Indebtedness and Credit Facilities, page 20

2.

At December 31, 2006, Intertape had a $75.0 million Revolving Credit Facility, part of a total Credit Facility of $275.0 million including the term loan.  The Credit Agreement includes several financial covenants, including a covenant based on Intertape’s total leverage ratio.  The total leverage ratio is computed by dividing all outstanding debt by the trailing twelve (12) months EBITDA as defined in the Credit Agreement.  In order to comply with the leverage ratio covenant, Intertape’s actual leverage ratio must be less than the maximum ratio set forth in the Credit Agreement.  If Intertape is in compliance at the end of any quarter, then during the following quarter, Intertape can draw on the unused portion of its revolving credit facility so long as the new draws, when added to the debt outstanding at the end of the last quarter would not cause Intertape to exceed the maximum leverage ratio (calculated on a pro forma basis as of the end of the last quarter).  This can reduce the availability under the Revolving Credit Facility to an amount less than the full $75.0 million.

Intertape’s credit rating does not directly impact its liquidity.  The credit rating impacts pricing when Intertape seeks amendments to its Credit Agreement.  The maximum leverage ratio discussed above, can reduce Intertape’s access to the unused portion of its Revolving Credit Facility.  If the reduction is severe enough, it could hamper Intertape’s ability to pay its obligations.

Regarding Intertape’s disclosure concerning liquidity, and the evolution of Intertape’s liquidity position over time, please note the following disclosures made by Intertape in its recent filings:

•

2006 Annual Report on Form 40-F filed with the Securities and Exchange Commission (“SEC”) on April 2, 2007.  In this filing, Intertape disclosed its credit arrangements and the potential impact that the maximum leverage ratio might have on Intertape’s liquidity.

•

2007 First Quarterly Report filed with the SEC on May 2, 2007.  In this filing, Intertape stated in the MD&A that its financial covenant ratios were expected to tighten in the second quarter and, if necessary, Intertape would seek to obtain appropriate accommodations from its lenders.

•

Notice of Meeting and Management Information Circular for the annual and special meeting of shareholders held on June 28, 2007 (filed with the SEC on May 31, 2007 on a Form 6-K).  In this filing, Intertape discussed in detail the potential consequences to Intertape if the shareholders of Intertape did not approve the offer to acquire the stock of Intertape made by a third party.  In the section of the Information Circular entitled “The Arrangement,” there is a subheading, “Effects on Intertape if the Arrangement is Not Completed.”  In that section, Intertape stated that it is more highly leveraged than its peers and that its financial covenants became more restrictive in the second quarter and are expected to continue to become more restrictive in the future.  The Information Circular also states that if the acquisition was not approved, then Intertape would be required to raise additional capital and/or seek further amendments to its credit agreements.

•

2007 Second Quarterly Report filed with the SEC on August 13, 2007.  In this filing, Intertape disclosed in the MD&A and in the notes to the financial statements that it had obtained amendments to its Credit Agreement which allowed Intertape to remain in compliance with the financial covenants, as well as announcing a rights offering that will provide Intertape with the additional capital needed to reduce Intertape’s financial leverage.  Intertape believes that the completion of the rights offering will provide it with sufficient liquidity to meet its anticipated working capital requirements under current business conditions.

In conclusion, in light of the disclosures outlined above, Intertape believes that it has made adequate disclosure of the potential reduction in amounts available under its revolving credit facility and the impact that this reduction could have on Intertape's liquidity.

Notes to Consolidated Financial Statements

Note 14 – Long-Term Debt

(a) Senior Subordinated Notes, Page 56

3.

Intertape has determined that the senior subordinated notes meet the conditions set forth in Note (5) to Rule 3-10(d).  In accordance with Note (5), Intertape included the required footnote disclosure as note (24) in its consolidated financial statements for fiscal year ended December 31, 2003 which were contained in the Registration Statement on Form S-4/F-4 filed with the SEC on December 14, 2004.  Intertape has not included the footnote disclosure in any subsequent filings, although Intertape has determined that the senior subordinated notes continue to meet the conditions set forth in Note (5) to Rule 3-10(d).  Intertape will include the footnote disclosure in its future filings.

Note 19 – Difference in Accounting between the United States of America and Canada

(f) Interest rate swap agreements, page 31

4.

Intertape agrees that gains and losses on qualifying fair value hedges should be recognized currently in earnings as stated in paragraph 22 of SFAS 133.  However, Intertape’s interest rate swap agreements were designated as cash flow hedges to hedge Intertape’s exposure to the variability in cash flows associated with its variable interest rate long-term debt, and not as fair value hedges related to variations of the fair value of its fixed interest rate long-term debt due to change in interest rates as described in note 19(f) of Intertape’s consolidated financial statements.  Accordingly, the accounting for the cash flow hedges are in accordance with paragraph 30 of SFAS 133 which indicates that the effective portion of the gain or loss on a derivative designated as a cash flow hedge is reported in other comprehensive income, and the ineffective portion is reported in earnings.  The current disclosure in note 19 (f) should have referred to a cash flow hedge and not a fair value hedge.  Intertape will revise the disclosure in our next annual filing of our consolidated financial statements.

Form 6-K filed August 13, 2007

Intertape 2007 Second Quarterly Report

Consolidated Balance Sheets

5.

Intertape considers the provisions of paragraph 28 of SFAS 142 in connection with the preparation of its interim financial statements.

In this connection, Intertape determined that it should perform an impairment analysis as of September 30, 2006, due to the change in circumstances which occurred during the third quarter of 2006.  This change of circumstances included the 10.4% decline in sales from the immediately preceding quarter and the corresponding decline in profitability.  Intertape performed an impairment analysis as of September 30, 2006, using the discounted cash flow method.  The analysis reflected lowered expectations for future profitability based on an in-depth review of the business as it existed on that date.  As a result of the analysis, Intertape recorded a $120.0 million goodwill impairment as of September 30, 2006.  Intertape updated its analysis again at December 31, 2006 and concluded that no additional impairment was required.

Intertape does not believe that any event or change of circumstances has occurred during the first six months of 2007 which required Intertape to undertake an impairment analysis pursuant to paragraph 28 of SFAS 142.

Intertape acknowledges that there was a substantial decline in its stock price and market capitalization during this period.  However, in Intertape’s opinion, this decline was primarily due to the reduction in profitability which Intertape contemplated when it analyzed its goodwill as of September 30, 2006 and December 31, 2006.  In this regard, Intertape’s financial performance for the first six months of 2007 was consistent with the projected discounted cash flows utilized by Intertape in analyzing its goodwill as of September 30, 2006 and December 31, 2006.

Intertape also acknowledges that there has been a change in management and strategic direction during 2007.  However, in Intertape’s opinion, these changes are not likely to have an adverse impact on the expected future cash flows of Intertape.  To the contrary, Intertape believes that these changes should positively impact future cash flows.  Accordingly, these changes were not of the type that required an impairment analysis under paragraph 28 of SFAS 142.

Intertape confirms that its analysis of goodwill for potential impairment under Canadian GAAP is identical to the analysis under US GAAP.

Pursuant to your request, attached is a Certificate from Intertape in which it acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosures in its filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking an action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions or comments.

Very truly yours,

SHUTTS & BOWEN LLP

By:  /s/ J. Gregory Humphries__________

      J. Gregory Humphries, Esq.

CERTIFICATE OF

INTERTAPE POLYMER GROUP INC.

Intertape Polymer Group Inc. (the “Company”) hereby acknowledges that it has received a letter from the Securities and Exchange Commission dated August 21, 2007 with respect to certain filings made by the Company with the Securities and Exchange Commission and further acknowledges:

1.

that it is responsible for the adequacy and accuracy of the disclosures in its filing with the Securities and Exchange Commission;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking an action with respect to the filing; and

3.

it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 30th day of August, 2007.

INTERTAPE POLYMER GROUP INC.

By:  /s/ Victor DiTommaso___________

      Victor DiTommaso, Vice President

       Finance and Treasurer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Mail Stop 4561

August 21, 2007

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

3647 Cortez Road West

Bradenton, Florida  34210

(941) 727-5788

Re:

Intertape Polymer Group Inc. (File No. 001-10928)

Form 40-F for the Fiscal Year Ended December 31, 2006

Form 6-K filed August 13, 2007

Dear Mr. Yull:

We have reviewed the above referenced filings and have the following comments.  Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand your review to other portions of your document.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 4. Certifications

1.

The language of the certifications required by Instruction B(6)(a)(1) of Form 40-F must be provided exactly as stated therein.  As such, in future filing, the title of the officers should not be included in the first sentence pursuant to the format of the certifications in the Instructions to Form 40-F.

Exhibit 2. 2006 MD&A and Audited Annual Financials

Bank Indebtedness and Credit Facilities, page 20

2.

You disclose that your credit ratings are below investment grade and that this negative outlook reflects the limited room under financial covenants in your secured facilities (your page 44 of your Form 40-F).  Describe how the covenant restrictions lower your available credit (i.e., the maximum total leverage ratio).  Please explain in greater detail how your credit rating and the increasing restrictions on your credit availability affect your liquidity.  Clearly indicate the impacts of these events on your cash management needs.  Since the decrease in credit availability appears to be a trend, indicate whether it is reasonably likely that you might not have any or sufficient credit available to sustain your liquidity.  Demonstrate how your current disclosure adequately discusses and analyzes the impact of these events on your liquidity.

Notes to Consolidated Financial Staetments

Note 14 – Long-Term Debt

(a) Senior Subordinated Notes, page 56

3.

Your disclosure indicates that the Senior Subordinated Notes are guaranteed by the Company and substantially all of its existing subsidiaries.  Tell us how you considered the requirements of Rule 3-10 of Regulation S-X, including all of the disclosure requirements outlined in Note 5 to paragraph (d).

Note 19 – Difference in Accounting between the United States of America and Canada

(f) Interest rate swap agreements, page 31

4.

We note your disclosure that your outstanding interest rate swap agreements have been designated as fair value hedges and changes in the fair value are reported in comprehensive income.  For U.S. GAAP purposes, tell us how your accounting for these fair value hedges complies with paragraph 22 of SFAS 133 which indicates that gains and losses on qualifying fair value hedges should be recognized currently in earnings.

Form 6-K filed August 13, 2007

IPG 2007 Second Quarterly Report

Consolidated Balance Sheets

5.

We note that you have reported $67,190 thousand of goodwill as of June 30, 2007, and we also note no indications of any impairment analysis.  For U.S. GAAP purposes, tell us how you considered paragraph 28 of SFAS 142 in determining that there were no events occurring or circumstances changing between your annual impairment tests to indicate that the fair value of your reporting unit may be below the carrying amount.  In this regard, we note significant events and changes in circumstances that occurred during the six months ended June 30, 2007.  For example, there was a significant change in the strategic direction of your company upon the annual shareholders’ meeting in June 2007.  In addition, your stock price and market capitalization has declined throughout 2007.  Also, tell us how your analysis of goodwill impairment differs from Canadian GAAP purposes, if at all.

*         *          *          *          *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy an adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian

Accounting Branch Chier